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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 13, 2019

First Financial Corporation
(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation)	000-16759 (Commission File Number)	35-1546989 (IRS Employer Identification No.)

P.O. Box 540, Terre Haute, Indiana (Address of principal executive offices)	47808 (Zip Code)

Registrant's telephone number, including area code 812-238-6334

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common stock, without par value	THFF	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

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Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01    Other Events

        On May 14, 2019, a purported stockholder of HopFed Bancorp, Inc. ("HopFed") common stock filed a putative stockholder class action against HopFed, the members of the HopFed board of directors, and First Financial Corporation ("First Financial"), in the Christian County Circuit Court, Commonwealth of Kentucky (the "Action"). The complaint is captioned as follows: Parshall v. HopFed Bancorp, Inc., et al., No. 19-CI00470 (Christian Cnty. Cir. Ct. filed May 14, 2019) (the "Complaint"). The Complaint asserts claims for breach of fiduciary duty against the members of the HopFed board of directors for, among other things, allegedly undervaluing HopFed and omitting material information from the proxy statement/prospectus (as amended or supplemented, the "Proxy Statement/Prospectus") forming a part of the registration statement on Form S-4 (as amended or supplemented, the "Registration Statement") filed on April 11, 2019 with the Securities and Exchange Commission ("SEC") in connection with the proposed merger of HopFed with and into First Financial (the "Merger"). The Complaint also asserts a claim for aiding and abetting the HopFed board of directors' alleged breaches of fiduciary duties against HopFed and First Financial. Among other remedies, the Action seeks to enjoin the Merger or rescind the Merger or recover damages in the event the Merger is completed. The court has not acted on this Complaint, and no relief has been granted in the Action as of this time.

        The defendants believe that the Complaint is without merit and no further disclosure is or was required under applicable law to supplement the Proxy Statement/Prospectus. However, to eliminate the burden, expense, and uncertainties inherent in litigation, and to avoid any possible delay to the closing of the Merger that might arise from further litigation, counsel for all parties to the Action reached an agreement in principle to settle the Action, pursuant to which First Financial would file agreed-upon supplemental disclosures with the SEC (the "Supplemental Disclosures"). First Financial made the Supplemental Disclosures in an amendment to the Registration Statement filed on June 6, 2019 with the SEC. It is expected that any potential settlement will not affect the merger consideration to be paid to HopFed stockholders or the timing of the HopFed special meeting of stockholders to be held on July 23, 2019. As part of the agreement in principle, it is anticipated that the parties will agree to use their reasonable best efforts to complete confirmatory discovery, including depositions of representatives of HopFed and First Financial, and potentially others, as well as the production of documents, and to attempt in good faith to agree upon the final terms of a settlement and such other documentation as may be required to obtain court approval of the settlement and certification of the class. There can be no assurance that the parties will ultimately enter into any stipulation of settlement or similar documents, or that the court will approve any settlement even if the parties were to enter into such settlement.

        Nothing in this document, the Registration Statement, or the Proxy Statement/Prospectus, or any potential stipulation of settlement or similar documents, shall be deemed an admission of the legal necessity or materiality under applicable law of any of the Supplemental Disclosures. HopFed, First Financial, and the other named defendants have vigorously denied, and continue to deny, that they have committed any violation of law or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the Complaint, and maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties.

        As further described in the Proxy Statement/Prospectus, dated June 12, 2019, the outcome of any additional, subsequently filed litigation, including a complaint captioned Bushansky v. HopFed Bancorp, Inc., et al., Case No. 5:19-cv-00084-TBR (W.D. Ky. filed June 11, 2019), is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the Merger and result in substantial costs to First Financial and HopFed, including any costs associated with the indemnification of directors and officers. Other potential plaintiffs may file additional lawsuits against First Financial, HopFed, and/or the directors and officers of either company in connection with the Merger. One of the conditions to the closing of the Merger is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the Merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting First Financial or HopFed defendants from completing the Merger on the agreed upon terms, then such injunction may prevent the Merger from becoming effective or from becoming effective within the expected timeframe and could result in significant costs to First Financial and/or HopFed. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the combined company's business, financial condition, results of operations, and cash flows.

Important Additional Information About the Merger

        In connection with the proposed merger, First Financial has filed a registration statement on Form S-4 with the SEC (filed on April 11, 2019 and amended on June 6, 2019; declared effective on June 11, 2019), which includes a proxy statement of HopFed and a prospectus of First Financial, and each party will file other documents regarding the proposed merger with the SEC. A definitive proxy statement/prospectus will also be sent to the HopFed stockholders entitled to vote at the special meeting relating to the proposed merger. It is anticipated that HopFed will commence mailing of the definitive proxy statement/prospectus on or about June 18, 2019.

        Before making any voting or investment decision, HopFed stockholders are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC (when they become available), including any amendments or supplements thereto and any documents incorporated by reference therein, because they do or will contain important information about the proposed merger.

        The registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC (when they become available) and any other documents filed by First Financial or HopFed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, these documents filed by First Financial may be obtained free of charge at the "Investor Relations" section of First Financial's website at www.first-online.com and the documents filed by HopFed may be obtained free of charge at the "Investor Relations" section of HopFed's website at www.bankwithheritage.com. Alternatively, these documents can be obtained free of charge from First Financial upon written request to First Financial Corporation, Attention: Rodger A. McHargue, Chief Financial Officer and Secretary, One First Financial Plaza, P.O. Box 540, Terre Haute, Indiana 47808 or by calling (812) 238-6000 or from HopFed upon written request to HopFed Bancorp, Inc., Attention: Michael Woolfolk, Secretary, P.O. Box 537, Hopkinsville, Kentucky 42241 or by calling (270) 887-8400.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a substitute for the proxy statement/prospectus that was filed with the SEC.

Proxy Solicitation

        First Financial, HopFed, and their directors, executive officers, and certain other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from HopFed's stockholders in connection with the proposed merger. Information regarding the interests of such individuals in the proposed merger is included in the registration statement and the proxy statement/prospectus. You may obtain information about First Financial's executive officers and directors in First Financial's definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on

March 14, 2019. You may obtain information about HopFed's executive officers and directors in HopFed's Annual Report on Form 10-K for the year ended December 31, 2018, as amended, which was filed with the SEC on April 3, 2019. To the extent holdings of such participants in First Financial's or HopFed's respective securities are not reported, or have changed since the amounts described in the previously mentioned documents, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

        Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections, and benefits relating to the proposed merger between First Financial and HopFed, which are subject to numerous assumptions, risks, and uncertainties. Words such as "believes," "anticipates," "may," "will," "should," "likely," "expected," "estimated," "intends," "future," "plan," "goal," "seek," "project," and other similar expressions may identify forward-looking statements, but are not the exclusive means of identifying such statements. Please refer to each of First Financial's and HopFed's Annual Report on Form 10-K for the year ended December 31, 2018 (as may be amended), as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties, and factors that could cause actual results to differ from those discussed in the forward-looking statements.

        Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors previously disclosed in reports filed by First Financial and HopFed with the SEC, risks and uncertainties for First Financial, HopFed, and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of HopFed's operations with those of First Financial will be materially delayed or will be more costly or difficult than expected; the inability to close the proposed merger in a timely manner; the inability to complete the proposed merger due to the failure of HopFed's stockholders to adopt the merger agreement; diversion of management's attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory (and if received, maintaining their effectiveness) and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the proposed merger on First Financial's, HopFed's, or the combined company's respective customer relationships, operating results, or market price; the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected or unknown factors, events, or liabilities; potential litigation or regulatory action related to the proposed merger; and general competitive, economic, political and market conditions, and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at the time of the communication. Except as required by law, neither First Financial nor HopFed assumes any obligation to update any forward-looking statement.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Corporation
By:	/s/ RODGER A. MCHARGUE Rodger A. McHargue Treasurer and CFO (Principal Financial Officer)

Dated: June 17, 2019

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  Item 8.01 Other Events
SIGNATURE